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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES
Converium Holding Ltd, Zug

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohman Name: Dirk Lohman Title: CEO

By:	By: /s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: December, 12th, 2002

Converium Holding Ltd, Zug

Zug, Switzerland — December 12, 2002 — Converium Holding Ltd, Converium Ltd and Converium Finance S.A. have jointly filed an amended registration statement with the U.S. Securities and Exchange Commission covering the sale of up to US$201,250,000 Guaranteed Subordinated Notes due 2032 to be issued through Converium’s finance company affiliate Converium Finance S.A. Converium Holding Ltd and Converium Ltd, jointly and severally, will guarantee, on a subordinated basis, payments on the Notes.

Merrill Lynch & Co. has been designated as the sole bookrunner and co-structuring advisor. JP Morgan has been chosen to serve as co-manager and as co-structuring advisor. The Offering is expected to be marketed and completed during the week of December 16, 2002.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The notes are being offered in a distribution by the issuer and represent a new financing. A prospectus relating to the offering of the notes can be obtained from the persons below:

Esther Gerster Head of Corporate Communications	Adrian German Investor Relations

esther.gerster@converium.com	adrian.german@converium.com

Phone: +41 (0) 1 639 99 20 Fax: +41 (0) 1 639 79 20	Phone: +41 (0) 1 639 91 37 Fax: +41 (0) 1 639 71 37